UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 18, 2021

DD3 Acquisition Corp. II
(Exact name of registrant as specified in its charter)

Delaware	001-39767	85-3244031
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Pedregal 24, 3rd Floor, Interior 300 Colonia Molino del Rey, Del. Miguel Hidalgo Mexico City, Mexico	11040
(Address of principal executive offices)	(Zip Code)

+52 (55) 4340-1269
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Warrant	DDMXU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	DDMX	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	DDMXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

On November 18, 2021, DD3 Acquisition Corp. II (“DD3”) held a special meeting of stockholders (the “Special Meeting”) in connection with the proposed business combination (the “Proposed Business Combination”) contemplated by the Business Combination Agreement, dated as of June 21, 2021 (the “Business Combination Agreement”), by and among DD3, Codere Newco, S.A.U., Servicios de Juego Online S.A.U. (the “Company”), Codere Online Luxembourg, S.A. (“Holdco”, and collectively with the Company and their respective subsidiaries which will form part of the group whose parent will be Holdco upon consummation of the Proposed Business Combination, “Codere Online”) and Codere Online U.S. Corp. The Proposed Business Combination is described in the definitive proxy statement filed by DD3 with the U.S. Securities and Exchange Commission (the “SEC”) on October 27, 2021 (the “Proxy Statement”) and incorporated herein by reference.

Present at the Special Meeting were holders of 11,086,703 shares of common stock, par value $0.0001 per share (“Common Stock”), of DD3, in person or by proxy, representing approximately 69.31% of the voting power of the Common Stock as of October 14, 2021, the record date for the Special Meeting (the “Record Date”), and constituting a quorum for the transaction of business. As of the Record Date, there were 15,995,000 shares of Common Stock issued and outstanding.

At the Special Meeting, DD3’s stockholders voted on and approved the Business Combination Proposal and the Nasdaq Proposal, in each case as defined and described in greater detail in the Proxy Statement. The approval of the Business Combination Proposal required the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock entitled to vote thereon at the Special Meeting. The Nasdaq Proposal was conditioned on the approval of the Business Combination Proposal and required the affirmative vote of the holders of at least a majority of the shares of Common Stock entitled to vote thereon and voted, in person or by proxy, at the Special Meeting. The Adjournment Proposal, as defined and described in greater detail in the Proxy Statement, was not presented to DD3’s stockholders, as the Business Combination Proposal and the Nasdaq Proposal each received a sufficient number of votes for approval and DD3’s public stockholders did not elect to redeem an amount of public shares such that the minimum available cash condition to the obligation to closing of the Proposed Business Combination would not be satisfied.

Set forth below are the final voting results for each of the proposals presented at the Special Meeting:

Business Combination Proposal

The Business Combination Proposal was approved. The voting results of the shares of Common Stock were as follows:

For	Against	Abstain
10,692,525	389,178	5,000

Nasdaq Proposal

The Nasdaq Proposal was approved. The voting results of the shares of Common Stock were as follows:

For	Against	Abstain
10,692,425	389,178	5,100

Item 7.01. Regulation FD Disclosure.

DD3 expects the Proposed Business Combination to close on or about November 30, 2021 and Holdco’s ordinary shares and warrants to commence trading on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbols “CDRO” and “CDROW,” respectively, following the closing of the Proposed Business Combination.

Item 8.01. Other Events.

On November 19, 2021, DD3 issued a press release announcing the results of the Special Meeting, a copy of which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Forward Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including any statements as to Holdco’s, Codere Online’s, DD3’s or the combined company’s future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations, market size and potential growth opportunities, competitive position, expectations and timings related to commercial launches or the consummation of the Proposed Business Combination, potential benefits of the Proposed Business Combination and PIPE investments, technological and market trends and other future conditions, are forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Holdco’s, Codere Online’s, DD3’s and the combined company’s actual results may differ from their expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “likely,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Holdco’s, Codere Online’s and DD3’s expectations with respect to the timing of the completion of the Proposed Business Combination and the trading of Holdco’s securities on Nasdaq. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Holdco’s, Codere Online’s and DD3’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against Holdco, Codere Online and/or DD3 following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the Proposed Business Combination, including due to failure to obtain certain regulatory approvals or satisfy other closing conditions in the Business Combination Agreement; (4) the occurrence of any other event, change, or other circumstance that could cause the Proposed Business Combination to fail to close; (5) the impact of COVID-19 on Codere Online’s business and/or the ability of the parties to complete the Proposed Business Combination; (6) the inability to obtain and/or maintain the listing of Holdco’s ordinary shares or warrants on Nasdaq following the Proposed Business Combination; (7) the risk that the Proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Proposed Business Combination; (8) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Codere Online and the combined company to grow and manage growth profitably, and retain its key employees; (9) costs related to the Proposed Business Combination; (10) changes in applicable laws or regulations; and (11) the possibility that Holdco, Codere Online or DD3 may be adversely affected by other economic, business and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Holdco’s and DD3’s most recent filings with the SEC, including a registration statement on Form F-4 filed by Holdco with the SEC on August 12, 2021, as amended, and the final prospectus and definitive proxy statement, filed by Holdco and DD3, respectively, with the SEC on October 27, 2021. All subsequent written and oral forward-looking statements concerning Holdco, DD3, Codere Online, the combined company, the Proposed Business Combination or other matters and attributable to Holdco, Codere Online or DD3 or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Holdco, Codere Online and DD3 expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

Item 9.01. Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description
99.1	Press Release, dated November 19, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DD3 ACQUISITION CORP. II

By:	/s/ Martin Werner
Name: Martin Werner
Title: Chief Executive Officer

Date: November 19, 2021

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